



SECURI. 03014181 ISSION

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SEC FILE NUMBER
8- 3│351

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2002__ AND ENDING __DECEMBER 31, 2002__
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 508 SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    65 BROADWAY, SUITE 1004
                                    (No. and Street)

  NEW YORK   NEW YORK   10006
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  SELDON T. CLARKE   (212) 344-6334
                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  MANDEL, FEKETE & BLOOM, CPAs
              (Name — if individual, state last, first, middle name)

  30 MONTGOMERY STREET   JERSEY CITY   NEW JERSEY   07302
    (Address)   (City)   (State)   Zip Code)

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                   contained in this form are not required to respond unless the form displays
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TABLE OF CONTENTS

MANDEL, FEKETE & BLOOM

OATH OR AFFIRMATION

I, ___SELDON T. CLARKE_____, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertaining to the firm of

___508 SECURITIES, INC._____, as of

___DECEMBER 31_____, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____   _____
                                                                                                            Signature

___PRESIDENT_____
                    Title

Notary Public
    MARY C. MAHONEY
    A Notary Public Of New Jersey
    My Commission Expires 2/25/2007

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL. (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM. (1959-1989)
MARK J. BANN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3796
(201) 434-6875
FAX (201) 434-8759

ACCOUNTANT'S INTERNAL CONTROL REPORT

508 Securities, Inc.
65 Broadway, Suite 1004
New York, New York 10006

In planning and performing our audit of the financial statements and supplemental schedules of 508 Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of

Continued

MANDEL, FEKETE & BLOOM

508 Securities, Inc.
Page 2

the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mandel, Fekete & Bloom

January 23, 2003

CONTENTS

MANDEL, FEKETE & BLOOM

---oOo---

508 SECURITIES, INC.

ANNUAL REPORT

DECEMBER 31, 2002

---oOo---

MANDEL, FEKETE & BLOOM

CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3796
(201) 434-6875
FAX (201) 434-8759

ACCOUNTANT'S REPORT

508 Securities, Inc.
65 Broadway, Suite 1004
New York, New York 10006

We have audited the accompanying statement of financial condition of 508 Securities, Inc., an S-Corporation, as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 508 Securities, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mandel, Fekete - Bloom

January 23, 2003

STATEMENT OF FINANCIAL CONDITION

508 Securities, Inc.

ASSETS

		DECEMBER 31, 2002
Current		
Cash		
Signature Bank – checking account	$ 27,842	
– money market	25,817	
– Dreman soft dollar account	8,284	
Spear, Leeds & Kellogg – money line	106,613	$ 168,556
Prepaid NYS franchise tax		4,298
Prepaid NYC general corporate tax		24,546
Prepaid expenses		25,645
Investments, at market value, equal to cost		
Spear, Leeds & Kellogg Money Fund		275,521
Memberships contributed, at market		2,000,000
Property and equipment, at cost		
Office and computer equipment	149,147	
Less accumulated depreciation	127,466	21,681
		$2,520,247

STATEMENT OF FINANCIAL CONDITION

508 Securities, Inc.

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued expenses	$ 72,658
Dreman payable	8,284
Memberships contributed	2,000,000
Total Liabilities	2,080,942

STOCKHOLDERS' EQUITY

Common stock – par value $1,000	
Authorized – 10 shares	
Issued – 10 shares	10,000
Accumulated adjustments account	429,305
Total Stockholders' Equity	439,305
	$2,520,247

See accountant's report and
Notes to financial statements

MANDEL FEKETE & BLOOM

STATEMENT OF INCOME

508 Securities, Inc.


FOR THE YEAR 2002


REVENUE		
Commission Income		$5,421,543
EXPENSES		
Officer's salary	$1,755,500	
Office salaries	1,236,989	
Payroll taxes	85,955	
Pension contribution	26,365	
Clearance charges	317,468	
Error account	44,442	
Commission expense	87,308	
NYSE dues and expenses	171,806	
Seat lease	425,605	
Office expense	82,400	
Quotron	88,485	
Insurance	57,110	
Travel and automobile expenses	109,925	
Meals and entertainment	122,986	
Professional fees	100,286	
Charitable contributions	119,981	
Telephone	49,782	
Dues and subscriptions	20,404	
Advertising	30,949	
Miscellaneous	17,357	
Depreciation	67,361	5,018,464
OPERATING INCOME		403,079
Other Income		
World Trade Center Business Recovery Grant	89,365	
Dividend income	2,631	
Interest income	817	92,813
INCOME BEFORE TAXES		495,892
Income and Franchise taxes		
Federal	0	
New York State	3,984	
New York City	69,302	73,286
NET INCOME		**$ 422,606**

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

508 Securities, Inc.

<u>**FOR THE YEAR 2002**</u>

<u>CAPITAL STOCK</u>

Common
Balance at beginning of year	$ 10,000
Issuance of shares	0
Balance at end of year	10,000

<u>ACCUMULATED ADJUSTMENTS ACCOUNT</u>

Balance at beginning of year	$266,408
Net income	422,606
Distributions	(259,709)
Balance at end of year	429,305
TOTAL STOCKHOLDERS' EQUITY AT END OF YEAR	**$439,305**

STATEMENT OF CASH FLOWS

508 Securities, Inc.

	FOR THE YEAR 2002
Cash Flows from Operating Activities:	
Net Income	$422,606
Adjustments to Reconcile Net Income to Net Cash provided by Operating Activities	
Decrease in accounts receivable	324,176
Depreciation	67,361
Increase in prepaid expenses	(25,645)
Increase in prepaid taxes	(11,977)
Decrease in accrued liabilities	(217,212)
Net Cash provided by Operating Activities	$559,309
Cash Flows from Investing Activities	
Purchase of property and equipment	(70,401)
Net Cash provided by Investing Activities	(70,401)
Cash Flows from Financing Activities	
Distributions	(259,709)
Net Cash provided by Financing Activities	(259,709)
NET INCREASE IN CASH	229,199
CASH AND EQUIVALENTS AT JANUARY 1, 2002	214,878
CASH AND EQUIVALENTS AT DECEMBER 31, 2002	$444,077
Supplemental Cash Flow Disclosures:	
Income tax payments	$ 85,262
Interest payments	$ 0

NOTES TO FINANCIAL STATEMENTS

508 Securities, Inc.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange

Commission (SEC). The Company is a New York S-Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities and commodities transactions are reported on a settlement

date basis with related commission income and expenses reported on a trade date basis. Amounts received and payable for securities and transactions that have not

reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as

securities transactions occur.

Income Taxes

The Company is an S-Corporation and is not subject to federal income taxes at

the corporate level. The amount of current and deferred state and city income taxes

payable is recognized as of the date of the financial statements, utilizing currently

enacted tax laws and rates. Deferred tax expenses are recognized in the financial

statements for the changes in deferred tax liabilities between years.

Depreciation

Depreciation is provided on a straight-line basis over their estimated useful lives

and the Code Section 179 Expense Depreciation. Under the newly enacted Liberty

MANDEL, FEKETE & BLOOM

NOTES TO FINANCIAL STATEMENTS

508 Securities, Inc.

Zone legislation, the Company is entitled to an additional $35,000, Section 179 Expense Depreciation and additional first year depreciation of 30%.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

3. PENSION PLAN

The Company established a 401K Contributory Profit Sharing Plan effective January 1, 1999. All employees on January 1, 1999 are eligible to participate in the plan. Thereafter, an employee is eligible the first day of the month following completion of three months' employment. Participants may elect to contribute up to 12% of compensation for the plan year, up to the maximum allowed by the Internal Revenue Service for that tax year. The employer will make non-elective contributions to the plan of 3% of the total compensation paid for that plan year to the participants in the plan. The employer has the discretion to contribute a greater amount of non-elective contributions for a plan year. This contribution is allocated to each participant in the plan based on each participants' proportionate share of the total compensation paid to participants for the plan year. Participants' interest in contributions made by the employer is 100% vested at all times.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net

MANDEL, FEKETE & BLOOM

NOTES TO FINANCIAL STATEMENTS

508 Securities, Inc.

capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $357,625, which was $339,485 in excess of its required net capital of $18,140.

5. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
December 31, 2002			
Federal	$ 0	$ 0	$ 0
New York State	3,984	0	3,984
New York City	69,302	0	69,302
	$73,286	$ 0	$73,286

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

		As of December 31, 2002
Total ownership equity from Statement of Financial Condition		$439,305
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for Net Capital		439,305
Add:		
Liabilities subordinated to claims of general creditors allowable		
In computation of net capital		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		439,305
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition (See List A)	$ 76,170	
Secured demand note deficiency	0	
Commodity futures contracts and spot commodities-proprietary capital charges	0	
Other deductions and/or charges	0	76,170
Other additions and/or allowable credits		0
Net Capital before haircuts on securities positions		363,135
Haircuts on securities (computed, where applicable, pursuant to 13c301(f):		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	5,510	
Undue concentration	0	
Other	0	(5,510)
NET CAPITAL		**$357,625**

MANDEL. FEKETE & BLOOM

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 18,140
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000
Net capital requirement	$ 18,140
Excess net capital	$339,485
Excess net capital at 100%	$330,415

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition			$ 52,096
Add:			
Drafts for immediate credit	$	0	
Market value of securities borrowed for which no equivalent value is paid or credited	$	0	
Other unrecorded indebtedness		$220,000	220,000
Total aggregate indebtedness			$272,096
Percentage of aggregate indebtedness to net capital			76%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A AS OF DECEMBER 31, 2002

	DECEMBER 31, 2002
Net capital, as reported in company's Part II (unaudited) focus report	$357,625
Audit adjusts to accrue additional expenses (net)	0
Income taxes (net)	0
NET CAPITAL per above	**$357,625**

	DECEMBER 31, 2002
LIST A	
Office and computer equipment	$ 21,681
Prepaid income taxes	28,844
Prepaid expenses	25,645
	$ 76,170

MANDEL, FEKETE & BLOOM

NOTES RE: OTHER SCHEDULES

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 based on the following:

All customer transactions cleared through another broker-dealer/clearing organization on a fully disclosed basis. The Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities.

Accordingly, the following schedules are <u>not</u> presented as part of these financial statements:

- Computation for determination of reserve requirements

- Information relating to possession or control requirements

MANDEL FEKETE & BLOOM